Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

January 10, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-276254) Hashdex Bitcoin ETF Registration Statement on Form S-1 & Comment Response

 Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate, as a separate series of the Registrant the Hashdex Bitcoin ETF (the “Fund”), we are submitting together with this correspondence Pre-Effective Amendment No.2 (“Amendment”) to the Registrant’s registration statement on Form S-1 (“Registration Statement”) (File No. 333-276254). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated January 8, 2024 (“Comment Letter”), addressing the Registration Statement on Form S-1 that was filed by the Registrant on December 22, 2023.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment.

Registration Statement on Form S-1

General

1.	Refer to your response to comment 32. Please revise to clarify, if true, that U.S. Bank N.A. is the Cash Custodian. In this regard, we note that you define U.S. Bank N.A. as the Custodian on page A-1 and elsewhere but then refer to the Cash Custodian throughout the prospectus. In addition, please add a section that describes the material terms of your agreement with the Cash Custodian and add a risk factor that addresses the risks related to the Cash Custodian’s insolvency, if such an event were to occur, and the risks related to the termination of the agreement with the Cash Custodian

RESPONSE:

The prospectus contained in the Amendment (the “Prospectus”) has been revised to consistently use the term “Cash Custodian” to refer to U.S. Bank, N.A. Further, the suggested summary of the Cash Custodian’s agreement with the Fund and associated risk discussions have been added to the Prospectus.

K&L Gates LLP

599 Lexington Avenue New York NY 10022-6030

T +1 212 536 3900 F +1 212 536 3901 klgates.com

2.	Refer to your response to comment 19. Please revise throughout to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Fund to irrevocably abandon the Incidental Rights or IR Currency so that your disclosure is consistent with the listing exchange’s listing rules and that in the event the Fund seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. Please also revise to disclose that the only crypto asset to be held by the Trust will be bitcoin.

RESPONSE:

The Prospectus has been revised where needed to include the suggested revised discussion concerning abandonment of Incidental Rights or IR Currency and the Fund’s need to seek a listing rule amendment to reverse this abandonment policy.

3.	Please add risk factor disclosure addressing the risks related to your Authorized Participants acting in the same capacity for several competing products.

RESPONSE:

The suggested AP risk factor has been added to the Prospectus.

Cover Page

4.	Please revise the cover page to state clearly that the Fund only conducts creation and redemption transactions for cash, and that with respect to creation transactions, the cash is used to purchase bitcoin futures contracts only.

RESPONSE:

The cover page of the Prospectus has been revised as suggested.

Prospectus Summary

The Fund’s Investment Strategies, page 3

5.	Refer to your response to comment 11. On page 5, you disclose that “[i]n situations where trading of Bitcoin Futures Contracts is halted and a two-sided market is not available during the closing period, the CME will derive a settlement price using the ‘Carry calculation’ method based on the reference rate.” Please revise to clarify what you mean by “reference rate” in this context.

RESPONSE:

The Prospectus has been revised to clarify that the CME CF Bitcoin Reference Rate (“BRR”) is the intended “reference rate.”

6.	Refer to your response to comment 14. You state on page 3 that you will acquire bitcoin through EFP transactions “on the regulated CME Bitcoin Futures Market.” On page 5, you disclose that you purchase and sell bitcoin solely through CME’s Exchange for Physical Transactions “under the regulatory oversight of the CME market.” Please revise these and any similar references to clarify, if true, that these transactions are executed off-exchange and are not subject to the same regulatory requirements and oversight as transactions that are executed on-exchange.

RESPONSE:

The Prospectus has been revised to clarify, as suggested, that EFP transactions are off-exchange transactions and are not subject to the same regulatory requirements and oversight as on-exchange transactions.

7.	You state here that the Fund will “aim to maximize its investments in physical bitcoin such that it is expected that at least 95% of the Fund’s assets will be invested in bitcoin, and up to 5% may be invested in Bitcoin Futures Contracts and in cash and cash equivalents.” You also state in your risk factors on page 26 that the Fund is not actively managed. Please revise to clarify whether the Fund has specific policies for its holdings, or whether the Sponsor has discretion as to whether and when to meet the “aim” of at least 95% of the assets in bitcoin. Please also provide us the basis for your statement that the Fund is not actively managed.

RESPONSE:

The suggested revisions have been made to state the Fund’s specific investment policies and to clarify that the Sponsor has no discretion in choosing the Fund’s investments in furtherance of those policies. That is, to clarify that the Fund is not actively managed.

Further, please be advised that the Sponsor has no discretion in the application of offering proceeds to meet the overall goal of investing up to 95% of the Fund’s net assets in bitcoin and the remainder in Bitcoin Futures Contracts and cash and cash equivalents. Rather, the Sponsor manages the Fund’s portfolio to seek to produce the performance of its Benchmark. The Sponsor does not manage the Fund to provide Fund performance superior to the Benchmark. For these reasons, investors will correctly understand that the Fund is not actively managed.

8.	Refer to your response to comment 12. We note your revised disclosure on page 6 that “[w]hen the Sponsor decides to increase or decrease its holdings of physical bitcoin, it will cause the Fund to execute an EFP trade with a Liquidity Provider (an ‘LP’).” Please revise to identify the LPs that the Sponsor has approved. In this regard, we note your disclosure on page 83 that the LPs must be approved by the Sponsor and that the Sponsor has identified at least seven LPs that are available to support EFP transactions for the Fund.

RESPONSE:

The Prospectus, as suggested, discloses the names of the current LPs approved by the Sponsor.

The Offering, page 9

9.	Refer to your response to comment 16. On page 9 you state that “[t]he Trust has been formed and will be operated with the goal that the Fund and any other series of the Trust will be liable only for obligations of such series, and a series will not be responsible for or affected by any liabilities or losses of or claims against any other series, except for normal operating expenses of the Trust which will be allocated as determined by the Sponsor on a pro rata allocation methodology.” Please revise to clarify what you mean by “normal operating expenses of the Trust” and describe the Sponsor’s “pro rata allocation methodology.”

RESPONSE:

Please be advised that the Trust does not expect to have any normal operating expenses. Consequently, the Prospectus has been revised to address non-recurring, unusual or extraordinary Trust expenses and details the allocation methodology utilized by the Sponsor for such Trust expenses.

10.	Refer to your response to comment 17. Please revise your summary of the Bitcoin Custodian to disclose the proportion or private keys that will be held in hot or cold storage.

RESPONSE:

The suggested revision that 100% of the Fund’s private keys will be held in cold storage has been made in the Prospectus.

11.	We note your revised disclosure on page 26 that “[i]f the Sponsor and the Fund are unable to raise sufficient funds so that the expenses are reasonable in relation to the Fund’s NAV, the Fund may be forced to terminate, and investors may lose all or part of their investment,” and that “[t]he Sponsor estimates that costs could be deemed unreasonable in the case where the NAV of the fund stays below USD 20 million.” Please revise to include this disclosure here.

RESPONSE:

The revision has been made as suggested.

What Are The Risk Factors Involved With An Investment In The Fund
Risks Related to Bitcoin and the Bitcoin Network

Rewards for mining bitcoin are designed to decline over time, page 14

12.	Refer to your response to comment 20. Please revise to include quantitative information related to the historical, current and future size of the bitcoin mining rewards and provide an estimate of when the next halving event may occur.

RESPONSE:

The suggested revised discussion has been added to this risk factor.

Environmental risks from Bitcoin mining, page 18

13.	Refer to your response to comment 21. Please expand this risk factor to address the reasons why bitcoin may implicate different risks than other crypto asset mining such as the differences in proof-of-work and proof-of-stake.

RESPONSE:

This risk factor has been expanded as suggested.

The Fund’s Operating Risks

Fund assets may be depleted if investment performance does not exceed fees, page 27

14.	Refer to your response to comment 27. Please revise your disclosure here to describe the situations in which the Fund may be required to pay certain fees and expenses to the service providers and other third parties, including, for example, any on-chain fees involving bitcoin transactions.

RESPONSE:

The risk factor has been revised as suggested to describe Fund-payable expenses.

Anonymity and illicit financing risk, page 30

15.	Refer to your response to comment 1. Please revise to describe the AML and KYC procedures conducted by the Fund in relation to the Liquidity Providers here and on page 74.

RESPONSE:

The risk factor has been revised as suggested.

The Offering

The Fund in General, page 35

16.	Refer to your response to comment 12. Please remove the one remaining reference to “Spot Bitcoin Limits” on page 35 or advise.

RESPONSE:

The reference has been deleted.

Operation of the Fund

The Fund’s Investment Strategy, page 62

17.	We note your revised disclosure on page 62 that “[t]he Fund may also use Bitcoin Futures Contracts for the primary purpose of using such Bitcoin Futures Contracts to acquire physical bitcoin through EFP transactions on the regulated CME Bitcoin Futures Market and to offset cash and receivables for better tracking the benchmark index.” Please revise to clarify here and in the prospectus summary section, if true, that the Fund will use bitcoin to acquire Bitcoin Futures Contracts through EFP transactions so that the Fund can then sell the Bitcoin Futures Contracts for cash in order to satisfy redemption orders.

RESPONSE:

The suggested clarifications have been added where appropriate in the Prospectus.

Custody Agreement with BitGo, page 68

18.	Refer to your response to comment 31. Please revise to disclose the portion of the private keys that are held in cold storage. In addition, please disclose whether the Sponsor has purchased additional insurance coverage through BitGo’s underwriter, and, if so, please revise to describe the type and amount of coverage purchased. Also revise your risk factors to address the risks related to the termination of the Bitcoin Custodian agreement and expand the disclosure in the fourth risk factor on page 28 to provide a more detailed discussion of whether the Trust’s assets may be lost in connection with the insolvency of the Bitcoin Custodian.

RESPONSE:

The suggested revisions about 100% cold storage and no additional Sponsor-acquired insurance have been made. Further, the risk factor has been expanded as suggested.

The Benchmark

The Benchmark Calculation, page 69

19.	Refer to your response to comment 35. Please revise to disclose the Benchmark’s contingency measures in the event of the absence of or insufficient inputs from the Core Exchanges.

RESPONSE:

Disclosure of the Benchmark’s contingency measures has been added.

The Fund’s Service Providers, page 72

20.	Please revise this section to disclose the material terms of the agreements with each of the Fund’s service providers, including the term and termination provisions of the agreements.

RESPONSE:

Disclosure of the material terms of each service provider’s agreement with the Fund has been added as suggested.

Calculating NAV, page 77

21.	Refer to your responses to comment 10 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

RESPONSE:

The Sponsor and the Registrant confirm that they understand that the Staff’s decision not to issue additional comments with respect to the Fund’s fair value accounting policy, including principal market determination under ASC Topic 820, should not be interpreted to mean that the Staff either agrees or disagrees with the Registrant’s prior responses and the Fund’s current fair value accounting policy.

The Sponsor and the Registrant also confirm that they understand that the Staff may comment further on this matter in future filing reviews, including the first Form 10-Q filed in 2024 for the Fund.

22.	Your disclosure on page 78 that the fair value of Bitcoin Futures Contracts may be used when Bitcoin Futures Contracts close at their price fluctuation limit for the day appears to be inconsistent with your disclosure on page 5 that “[w]hen a Bitcoin Futures Contract has closed at its daily price fluctuation limit, that limit price will be the daily settlement price that the CME publishes,” and “[t]he Fund will use the published settlement price to price its Shares on that day.” On page 5, you also state that “[i]f the CME halted trading in Bitcoin Futures Contracts for other reasons, including if trading were halted for an entire trading day or several trading days, the Fund would value its Bitcoin Futures Contracts by using the settlement price that the CME publishes.” Please revise for consistency and clarity. In addition, please revise to describe the Sponsor’s criteria for choosing to use a different methodology for determining the value of the Bitcoin Futures Contracts and revise to disclose the methodology the Sponsor may use in such situations. Also, please revise to describe here the daily settlement price that the CME publishes when a Bitcoin Futures Contract has closed at its daily price fluctuation limit and the methodology the CME uses to calculate the settlement prices in situations where the trading of Bitcoin Futures Contracts is halted and a two-sided market is not available during the closing period.

RESPONSE:

The clarifying revisions suggested have been made to the Prospectus.

23.	Your disclosure that the Administrator calculates the value of the Fund’s bitcoin is inconsistent with your disclosure on page 10 that the “[t]he Sub-Administrator will determine the value of the Fund’s [b]itcoin utilizing the Sponsor’s Futures Based Spot Price methodology (‘FBSP’).” Please revise for clarity and consistency.

RESPONSE:

The suggested clarification has been made throughout the Prospectus.

Creation and Redemption of Shares, page 80

24.	We refer you to the statement “[t]o the extent creations and redemptions involve the exchange of cash.” Please revise to be consistent with the disclosure elsewhere that all creation and redemption transactions will be for cash.

RESPONSE:

The suggested revision has been made.

25.	Please revise your disclosure to clarify which assets are liquidated into cash in connection with redemption orders.

RESPONSE:

The suggested revision has been made.

Suspension and Rejection of Purchase Orders, page 81

26.	Refer to your response to comment 47. Please revise to clarify why an emergency affecting the handling of cash equivalents would cause the Sponsor to suspend or reject Purchase Orders, and please clarify why the examples of the emergencies affecting the handling of cash equivalents would specifically impact cash equivalents. In addition, please disclose whether you intend to file a current report on Form 8-K in order to inform investors of the suspension of creations and/or redemptions or tell us why you believe it is not necessary to do so.

RESPONSE:

The Prospectus has been revised to indicate that generally “emergencies” as defined could disrupt the Purchase Order process. However, the prior reference to emergencies concerning cash equivalents have been removed since such any impact on cash equivalents would have no effect on Purchase Orders. Further discussion has been added about the Fund’s intention to file Form 8-Ks to inform investors of the suspension of creations and/or redemptions.

Determination of Redemption Distributions, page 82

27.	We note your disclosure on page 82 that “[t]he Custodian and Sub-Administrator will publish an estimate of the redemption distribution composition as of the beginning of each business day.” Please revise to clarify what “redemption distribution composition” means and describe the methodology used to calculate the estimate.

RESPONSE:

The use of the expression “redemption distribution composition” has been changed to a plain English concept of “redemption amount” because the distribution upon redemption will be a cash amount. This redemption amount is estimated using the NAV per share last determined by the Sub-Administrator, and the Prospectus has been revised accordingly.

Use of Proceeds, page 83

28.	Refer to your response to comment 44. Please revise to disclose your policies related to whether you use cash received from creations to purchase cash equivalents or Bitcoin Futures Contracts, and disclose the policies related to selling Bitcoin Futures Contracts, bitcoin and cash equivalents in connection with redemptions.

RESPONSE:

The “Use of Proceeds” section has been revised as suggested to state the Fund’s polices on the application of offering proceeds and the sourcing of cash for redemption proceeds.

The Trust Agreement

Governing Law, page 87

29.	Please revise this section to clarify whether you have an exclusive forum provision, and, if so, please describe the provision, including whether it applies to actions arising under the Securities Act or Exchange Act. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

RESPONSE:

The Trust Agreement does not contain an exclusive forum provision, and this part of the Prospectus contains this clarification.

U.S. Federal Income Tax Considerations, page 88

30.	Please revise to state that the disclosure in this section is the opinion of K&L Gates LLP.

RESPONSE:

The suggested revision has been added.

*                  *                  *                  *

The Registrant and Tidal Investments LLC, as the sponsor of the Registrant, acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please be advised that we are also providing supplementally to the Staff with this correspondence:

●	A comment letter dated January 8, 2024, from the National Futures Association (“NFA”) regarding the Registration Statement (the “NFA Comment Letter”); and

●	A response letter dated January 9, 2024, from my partner, Cheryl Isaac, on behalf of the Registrant and the Sponsor responding to the NFA Comment Letter.

Please be advised that in addition to the changes to the Prospectus prompted by the Staff’s comments, other changes have been made to the Prospectus in response to the NFA Comment Letter.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely,

Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Mr. Justin Dobbie, Division of Corporation Finance

Ms. Sonia Bednarowski, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP

Ms. Cheryl Isaac, K&L Gates LLP

Appendix A

January 8, 2024

Sent via Electronic Mail

Mr. Michael Venuto

234 West Florida Street

Suite 203

Milwaukee, WI 53204

mvenuto@tidalfg.com

Re:	Hashdex Bitcoin Futures ETF

Pool ID #170550

Dear Mr. Venuto:

NFA has reviewed the December 22, 2023 disclosure document (Document) that was received on December 22, 2023 and noted several items that do not comply with NFA Rules and CFTC Regulations. Before Tidal Investments LLC uses the Document to solicit participants, you will need to make all of the corrections listed below and resubmit the Document to NFA.

1.	The Document is not complete in that it is not dated nor is it paginated.

2.	The required Cautionary Statement must be prominently (capital letters and bold type) displayed on the cover of the Document.

3.	The break-even calculation must be based upon the current NAV per share of the fund. Currently, the calculation is based upon the fund's NAV per share as of February 28, 2023.

4.	The estimated brokerage commissions and fees included in the breakeven analysis are based upon the commissions and fees for the predecessor fund from inception through December 2022. Given the different products traded by the newly offered fund along with the fact that the predecessor fund only traded for three months in 2022, it is unclear why 2022 expenses would serve as a basis for the anticipated commissions and fees to be incurred over the first 12 months of trading of the Hashdex Bitcoin ETF. Please explain.

5.	The break-even analysis must include the interest rate assumed for purposes of preparing the analysis.

6.	Under the heading "The Fund's Current Net Assets and Year to Date Performance", the Document states that as of October 31, 2023, the fund's year-to-date net asset value per share of the fund's performance from January 1, 2023, through October 31, 2023 was 99.25%. It is unclear what information this statement is attempting to portray and how the calculation was made.

320 South Canal, Suite 2400  |  Chicago, IL 60606  |  312-781-1300  |  www.nfa.futures.org

7.	The "Market Price of Shares" chart included in the Document includes the number of fund shareholders as of June 30, 2023. This information should be current and consistent with other information depicted in the chart (i.e., September 30, 2023).

8.	Similarly, under the heading "Results of Operations", the Document includes certain information regarding the fund which is current as of December 2022. Given that performance information is reported as of October 31, 2023, this information, which includes shares outstanding, NAV per share and closing price must also be as of a current date. Furthermore, this section references the number of CME bitcoin futures contracts held as of December 2022, however this information is not included.

9.	Throughout the Document, numerous charts and graphs are referenced which either are missing entirely or are included but not complete. Similarly, the section titled "The Futures-Based Spot Price for bitcoin" is not complete.

10.	Under the heading "Credit Risk", the Document includes a statement which reads "The predecessor fund will retain approximately 70%,..." This sentence appears incomplete.

11.	The Document includes a section titled "Quantitative and Qualitative Disclosures about Market Risks for the period from commencement of operations through December 31, 2022. It is unclear why this discussion is included only through December 31, 2022 rather than a current date. Please explain.

12.	Under the section titled "Management of the Sponsor" the Document indicates that the merger of the fund(s) took place in 2023, when in fact, it appears that the merger did not take place until January 3, 2024.

13.	The Document must clearly indicate that GT Capital Advisors LLC is a listed principal of the Sponsor.

14.	The description of identified principals is not complete. Please ensure that the principals' business background must be included for the last five years and must include the name of all employers, the main business of each employer, the start and end dates of employment including month and year, the nature of the duties performed for each employer along with the effective date of any CFTC registrations and NFA Memberships (month, day and year). If the Document will reference business backgrounds which extend beyond the required time period, these employment histories must include be complete and include the same information with respect to all employers mentioned.

15.	The Document identifies Michael Vostrizansky and Doug Rescho as manager of the sponsor. Please include with your response to this letter, written representation as to why these individuals are not required to be listed principals of the Sponsor.

320 South Canal, Suite 2400  |  Chicago, IL 60606  |  312-781-1300  |  www.nfa.futures.org

16.	Under the heading titled "The Fund's Investments in Spot Bitcoin", the Document states that acquiring physical bitcoin through EFP transactions will significantly mitigate the risk of fraud and manipulation. While it says that this will not eliminate the risk of fraud, this statement appears to downplay the risks of trading these products. Please include with your response to this letter, an explanation as to why acquiring spot bitcoin in this manner will help to minimize risk.

17.	The Document includes repeated references to options trading when it appears that neither the predecessor fund nor the offered fund will trade such contracts. If options on futures will not be traded, such references should be removed.

18.	The performance information for the other pools operated by the Sponsor must be current within three months of the date of the Document.

19.	The year-to-date return for the Return Stacked Bonds & Managed Futures ETF must be included in the Document.

20.	After all performance results are current, please review to ensure annual and year-to-date returns are correct as well as all peak- to- valley drawdown calculations.

21.	The Statement of Additional Information (SAI) must be dated as well as include the date of the Document which it accompanies. Furthermore, the SAI must include a Table of Contents.

22.	Similar to the Document, the SAI incudes a reference to a graph which is not included.

23.	Based upon firm representation, the merger took place on January 3, 2024, at which time the fund became a series of the Tidal Commodities Trust 1 and sponsored by Tidal Investments LLC. Be advised that this represents a material change to the fund which requires an amended Document and that current participants be made aware of this change within 21 days . Furthermore, the existing Document for the Bitcoin Futures ETF may not be used until this amendment has been made. As of today's date, no such amendment has been filed with NFA.

24.	NFA noted a second series of the Tidal Commodities Trust 1 appears to exist, the 7RCC Spot Bitcoin and Carbon Credit Futures ETF. It appears this fund will trade commodity interests, yet the fund is not listed with NFA nor has a Document been filed. Please include in your response to this letter, written representation as why this is the case.

25.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

320 South Canal, Suite 2400  |  Chicago, IL 60606  |  312-781-1300  |  www.nfa.futures.org

Please be advised that this Document may not be used to solicit participants until the above comments have been corrected, a revised Document has been filed, and the firm has received an acceptance notification from NFA. The use of this Document without NFA's acceptance will result in violations of NFA Rules and CFTC Regulations and could subject the firm to possible disciplinary action.

To facilitate NFA's review and acceptance process, the resubmission of this Document must include two attachments, one that is a clean copy and one that is "marked" to identify the deletions and additions that have been made to this Document. NFA will reject any future filings of this Document not in this format.

If I may be of assistance to you as you make the revisions, feel free to contact me at 312-781-1457.

Sincerely,

Jane Pfeiffer
Compliance Department

320 South Canal, Suite 2400  |  Chicago, IL 60606  |  312-781-1300  |  www.nfa.futures.org

Appendix B

Cheryl L. Isaac Cheryl.Isaac@klgates.com T +1 202 778 9089 F +1 202 778 9100

January 10, 2024

Jane Pfeiffer
Compliance Department
National Futures Association
320 South Canal, Suite 2400
Chicago, IL 60606

Re:	Hashdex Bitcoin Futures ETF
Pool ID #170550

Dear Ms. Pfeiffer:

This letter is in response to the comments received from the National Futures Association (NFA) on January 8, 2024 with respect to the Hashdex Bitcoin Futures ETF (NFA Pool ID #170550). K&L Gates LLP is outside counsel to Tidal Investments LLC (NFA ID #0526060), the commodity pool operator for the Hashdex ETF, and we are sending these responses on Tidal’s behalf.

Below, we respond in line to each of the NFA’s comments:

1.	The Document is not complete in that it is not dated nor is it paginated.

This has been corrected in the Disclosure Document.

2.	The required Cautionary Statement must be prominently (capital letters and bold type) displayed on the cover of the Document.

This has been corrected in the Disclosure Document.

3.	The break-even calculation must be based upon the current NAV per share of the fund. Currently, the calculation is based upon the fund's NAV per share as of February 28, 2023.

This has been corrected in the Disclosure Document.

4.	The estimated brokerage commissions and fees included in the breakeven analysis are based upon the commissions and fees for the predecessor fund from inception through December 2022. Given the different products traded by the newly offered fund along with the fact that the predecessor fund only traded for three months in 2022, it is unclear why 2022 expenses would serve as a basis for the anticipated commissions and fees to be incurred over the first 12 months of trading of the Hashdex Bitcoin ETF. Please explain.

This has been updated in the Disclosure Document to reflect 2023 expenses.

K&L GATES LLP

1601 K STREET NW WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

5.	The break-even analysis must include the interest rate assumed for purposes of preparing the analysis.

This has been corrected in the Disclosure Document.

6.	Under the heading "The Fund's Current Net Assets and Year to Date Performance", the Document states that as of October 31, 2023, the fund's year-to-date net asset value per share of the fund's performance from January 1, 2023, through October 31, 2023 was 99.25%. It is unclear what information this statement is attempting to portray and how the calculation was made.

During the SEC’s previous comments, the staff asked us to provide the net asset value information as of the most recent practicable date, which was October 31, 2023. This also matches the information we included in the S-1 and S-4 filing statements with the SEC for the Hashdex Bitcoin Futures ETF. Further information regarding the Fund’s calculations can be found in the “Discussion of Fund Performance” section on pg. 44 of the Disclosure Document.

7.	The "Market Price of Shares" chart included in the Document includes the number of fund shareholders as of June 30, 2023. This information should be current and consistent with other information depicted in the chart (i.e., September 30, 2023).

The number of shareholders is provided as of June 30, 2023 because it corresponds with the number of shareholders established for purposes of the Fund’s K-1 tax reporting to its shareholders. As an ETF, the Fund does not have information on the number of underlying beneficial owners because all its shares are held of record by Cede & Co., as nominee of the Depository Trust & Clearing Company.

8.	Similarly, under the heading "Results of Operations", the Document includes certain information regarding the fund which is current as of December 2022. Given that performance information is reported as of October 31, 2023, this information, which includes shares outstanding, NAV per share and closing price must also be as of a current date. Furthermore, this section references the number of CME bitcoin futures contracts held as of December 2022, however this information is not included.

This information has been updated and corrected in the Disclosure Document. During the SEC’s previous comments, the staff asked us to provide management’s discussions and analysis, which includes “Results of Operations”, about the Fund’s financial statements for the year ended December 31, 2022 and the nine months ended September 30, 2023 that are included in the Disclosure Document.

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January 10, 2024

9.	Throughout the Document, numerous charts and graphs are referenced which either are missing entirely or are included but not complete. Similarly, the section titled "The Futures-Based Spot Price for bitcoin" is not complete.

This has been corrected in the Disclosure Document.

10.	Under the heading "Credit Risk", the Document includes a statement which reads "The predecessor fund will retain approximately 70%,..." This sentence appears incomplete.

This appropriate text was added to this sentence in the Disclosure Document.

11.	The Document includes a section titled "Quantitative and Qualitative Disclosures about Market Risks for the period from commencement of operations through December 31, 2022. It is unclear why this discussion is included only through December 31, 2022 rather than a current date. Please explain.

During the SEC’s previous comments, the staff asked us to provide “Quantitative and Qualitative Disclosures about Market Risk” relative to the Fund’s financial statements for the year ended December 31, 2022 and the nine months ended September 30, 2023 that are included in the Disclosure Document. Information through December 31, 2023 is not yet available.

12.	Under the section titled "Management of the Sponsor" the Document indicates that the merger of the fund(s) took place in 2023, when in fact, it appears that the merger did not take place until January 3, 2024.

This has been corrected in the Disclosure Document to reflect that the merger took place in 2024, not 2023.

13.	The Document must clearly indicate that GT Capital Advisors LLC is a listed principal of the Sponsor.

We have ensured that the document clearly indicates GT Capital Advisors LLC as a listed principal of the Sponsor. Specifically, we highlighted the role of Mr. Guillermo Trias and his ownership through GT Capital Advisors LLC, which holds an ownership stake exceeding 10% in the Sponsor. This substantial stake establishes GT Capital Advisors LLC as a principal under CFTC regulations. Additionally, FTV Toroso Inc. is identified as a principal of the Sponsor, further complying with CFTC Rules due to its significant ownership interest.

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January 10, 2024

14.	The description of identified principals is not complete. Please ensure that the principals' business background must be included for the last five years and must include the name of all employers, the main business of each employer, the start and end dates of employment including month and year, the nature of the duties performed for each employer along with the effective date of any CFTC registrations and NFA Memberships (month, day and year). If the Document will reference business backgrounds which extend beyond the required time period, these employment histories must include be complete and include the same information with respect to all employers mentioned.

We have revised the document to include detailed backgrounds for each principal, ensuring that their business history over the past five years is comprehensive. This includes the names of all employers, the main business of each employer, employment dates, and the nature of duties performed. For each principal - Guillermo Trias, Michael Venuto, Dan Carlson, Gavin Filmore, William Woolverton, and Eric Falkeis - we have provided their respective roles, tenure, prior employments, academic qualifications, and the dates of their CFTC registrations and NFA Memberships. This aims to present a complete overview.

15.	The Document identifies Michael Vostrizansky and Doug Rescho as manager of the sponsor. Please include with your response to this letter, written representation as to why these individuals are not required to be listed principals of the Sponsor.

To date, Tidal has interpreted the definition of “principal” under CFTC Regulation 3.1 to only include managers with “management authority” over the CPO. Because Michael Vostrizansky and Doug Rescho are managers without any control over the day-to-day management and operations of Tidal, it was determined that these individuals would not be considered principals of the CPO. If the NFA does not agree with this conclusion, Tidal will work to remedy this promptly.

16.	Under the heading titled "The Fund's Investments in Spot Bitcoin", the Document states that acquiring physical bitcoin through EFP transactions will significantly mitigate the risk of fraud and manipulation. While it says that this will not eliminate the risk of fraud, this statement appears to downplay the risks of trading these products. Please include with your response to this letter, an explanation as to why acquiring spot bitcoin in this manner will help to minimize risk.

New information related to the mitigation of risk by acquiring Bitcoin through EFP transactions is now included in the Disclosure Document.

17.	The Document includes repeated references to options trading when it appears that neither the predecessor fund nor the offered fund will trade such contracts. If options on futures will not be traded, such references should be removed.

This was included erroneously and these references have been removed from the Disclosure Document.

18.	The performance information for the other pools operated by the Sponsor must be current within three months of the date of the Document.

This has been updated in the Disclosure Document.

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January 10, 2024

19.	The year-to-date return for the Return Stacked Bonds & Managed Futures ETF must be included in the Document.

This has been updated in the Disclosure Document.

20.	After all performance results are current, please review to ensure annual and year-to-date returns are correct as well as all peak- to- valley drawdown calculations.

The annual and year-to-date returns and peak-to-valley drawdown calculations have been reviewed and updated in the Disclosure Document.

21.	The Statement of Additional Information (SAI) must be dated as well as include the date of the Document which it accompanies. Furthermore, the SAI must include a Table of Contents.

The SEC does not permit dates to be added until the Disclosure Document has been finalized, and Tidal will add the correct date at this time. The Table of Contents that was included in the SAI has been updated to be more prominent in the Disclosure Document.

22.	Similar to the Document, the SAI incudes a reference to a graph which is not included.

This has been corrected, and is now current through December 31, 2023.

23.	Based upon firm representation, the merger took place on January 3, 2024, at which time the fund became a series of the Tidal Commodities Trust 1 and sponsored by Tidal Investments LLC. Be advised that this represents a material change to the fund which requires an amended Document and that current participants be made aware of this change within 21 days. Furthermore, the existing Document for the Bitcoin Futures ETF may not be used until this amendment has been made. As of today's date, no such amendment has been filed with NFA.

This amendment was sent via e-mail to Jane Pfeiffer on January 8, 2024.

24.	NFA noted a second series of the Tidal Commodities Trust 1 appears to exist, the 7RCC Spot Bitcoin and Carbon Credit Futures ETF. It appears this fund will trade commodity interests, yet the fund is not listed with NFA nor has a Document been filed. Please include in your response to this letter, written representation as why this is the case.

We note that the 7RCC Spot Bitcoin and Carbon Credit Futures ETF is separate series and unrelated to the Hashdex ETF, and is many months away from being operational and soliciting clients. We also note that Tidal is represented by a different law firm with respect to this ETF, so K&L Gates does not have any specific information related to it. That said, we understand that this commodity pool will be listed and a Disclosure Document will be uploaded to the NFA portal shortly.

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January 10, 2024

25.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Along with this response letter, we have included three sets of correspondence with the SEC, reflecting comments received and Tidal’s responses thereto.

We believe our responses should address all of the NFA’s comments and concerns, but please do not hesitate to reach out with any additional comments or questions.

Sincerely,

/s/ Cheryl L. Isaac
Cheryl L. Isaac
Partner, K&L Gates LLP

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January 10, 2024